Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

OTONOMO MERGER US INC.

FIRST: The name of the Company is Otonomo Merger US Inc.

SECOND: The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as it now exists or may hereafter be amended and supplemented.

FOURTH: The total number of shares of stock which the Company shall have authority to issue is 1,000 having a par value of $0.001 per share. All such shares are Common Stock.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the corporation.

SIXTH: No director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

SEVENTH: Election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.